Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Key Positive Messages

Verizon’s acquisition of MCI creates a strong, new competitor, with the products, network reach, and finances needed to succeed in a communications marketplace being transformed by rapid technological change.

•	Verizon and MCI complement each other’s strength’s, creating a global broadband network that combines Verizon’s core strengths in wireless and its local and regional networks with MCI’s strong business customer base, portfolio of advanced data and IP services and extensive network assets.

•	Verizon plans to invest some $2 billion in MCI’s Internet backbone, network and other systems. That includes upgrading MCI’s backbone in order to meet new competitive pressures including the combination of SBC and AT&T,

•	The combined Verizon/MCI will better service governmental and business customers of all sizes, including MCI’s critical national-security customers, by creating a stronger IP platform to which Verizon can add innovative value-added services, such as better storage and security.

The MCI transaction is part of a long-term strategy to transform our network to one that will deliver new choices to consumers, meeting their growing expectations for innovative broadband and wireless services. Verizon’s investments will boost economic growth and enhance national security.

•	Verizon has already begun construction of new fiber networks to homes and businesses in half of the states in which it provides local service. With its new broadband network, Verizon will become a true competitor to cable, providing video services along with blazing fast-internet connections and a robust package of voice, video and data services. Consumers will have a new choice.

•	Verizon is racing ahead to compete with new Internet and wireless services that bring the innovative solutions consumers and businesses crave. For example, the creation of Iobi, which combines the Internet and telephony, and VoiceWing, which offers flat-rate VOIP service, combines the internet with the traditional portfolio of Verizon voice offerings. At the same time, Verizon Wireless, through EVDO, has pioneered the deployment of robust and mobile broadband access.

•	The construction and extension of Verizon’s multi-media networks will boost economic growth and create new jobs. Broadband infrastructure is a critical part of maintaining U.S. competitiveness and U.S. leadership of the internet. Only Verizon has the strength to integrate MCI’s assets and expertise into a growing network that will have beneficial multiplier impacts on regional and state economies and across the nation.

•	Verizon’s stewardship of networks serving key governmental customers, including networks used by homeland and national security agencies, will ensure that these mission-critical networks remain strong and innovative.

The sooner governments grant unconditional approval, the sooner the combined Verizon-MCI can get to work.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on May 9, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on May 9, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.